EXHIBIT 99.3

First PacTrust Bancorp, Inc.
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July xx, 2002

Dear Subscriber:

Thank you for your order of common stock in connection with the conversion of Pacific Trust Bank from the mutual to stock form of ownership. We are pleased to announce that the conversion was approved by the Bank's members at a special meeting of members. Further, members and other subscribers have submitted orders for shares of Common Stock in excess of the number of shares initially offered.

In accordance with the Bank's plan of conversion, an updated appraisal of the pro forma market value of the Bank was prepared following the initial expiration of the subscription offering, June 19, 2002. Based upon, among other things, the market demand as reflected by the level of subscriptions received, the Bank's independent appraiser concluded that the estimated offering range has increased. The new offering range is $40.8 million to $55.2 million. As a result of the increased valuation, the Company and the Bank have received permission from the Office of Thrift Supervision to increase the purchase price from $10.00 per share to $12.00 per share.

Information regarding the amended range is set forth in the enclosed prospectus supplement dated July xx, 2002. Please read the prospectus supplement carefully before determining whether to change or maintain your existing order.

In view of the amended offering range, everyone who subscribed for shares of common stock pursuant to the subscription offering is being offered the opportunity to (i) rescind their subscription orders, which will result in a return of all of their funds submitted, plus interest earned, or a cancellation of their withdrawal authorizations; (ii) continue their orders for the same dollar amount of common stock originally subscribed for, which will result in fewer shares being received due to the increase in the purchase price and a refund in lieu of fractional shares, if any, (iii) decrease the total dollar amount of their subscription orders, which, after taking into consideration the number of desired shares at the amended purchase price, will result in an adjustment of the withdrawal authorization or a refund of the overpayment, plus interest earned; or (iv) subject to applicable purchase limitations, increase the total dollar amount of their subscription, which, due to the amended purchase price, will require the submission of additional funds or an increase in the withdrawal authorization. IN ORDER TO CONFIRM YOUR ORDER FOR SHARES OF COMMON STOCK, YOU MUST COMPLETE AND RETURN THE ENCLOSED SUPPLEMENTAL ORDER FORM TO THE BANK, ACCOMPANIED, IF APPLICABLE, BY PAYMENT OR A WITHDRAWAL AUTHORIZATION, SO THAT IT IS RECEIVED AT THE STOCK INFORMATION CENTER, ONE OF THE BANK'S BRANCH OFFICES OR IN THE BANK'S DESIGNATED POST OFFICE BOX BY NO LATER THAN 4:00 P.M. CHULA VISTA, CALIFORNIA TIME, ON AUGUST XX, 2002. IF YOU ORIGINALLY SUBSCRIBED FOR LESS THAN 30 SHARES, YOU MUST SUBMIT AN ADDITIONAL PAYMENT TO CONFIRM YOUR ORDER AT NO LESS THAN $300 (25 SHARES X $12).

FAILURE TO RETURN A SUPPLEMENTAL ORDER FORM WILL RESULT IN YOUR ORDER BEING CANCELLED, AND EITHER A RETURN OF ALL OF YOUR FUNDS SUBMITTED, PLUS INTEREST EARNED, OR A CANCELLATION OF YOUR WITHDRAWAL AUTHORIZATION.

We appreciate your cooperation and understanding and thank you for helping in our successful transition to stock form. If you have any questions, please visit our Stock Information Center at 279 F Street, Chula Vista, California or call at (619) 691-9267.

Sincerely,

Hans R. Ganz
President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy any securities. The offer is made only by the prospectus and the prospectus supplement. The shares of common stock offered in connection with the conversion are not savings accounts or deposits and are not insured or guaranteed by Pacific Trust Bank, First PacTrust Bancorp, Inc., the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund, or any other government agency.